Management Report for the first half of 2006

SANOFI-AVENTIS – Management Report for the six months ended June 30, 2006

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1. Introduction and key figures for the first half of 2006

We believe that the concept of “adjusted net income” (unaudited) will give investors a better understanding of our operational performance. Adjusted net income is a non-GAAP financial measure, which we define as net income attributable to equity holders of the company adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, and (ii) certain acquisition-related restructuring costs (see the definition in the Appendix).

(€ million)	H1 2006		H1 2005	Change
Net income attributable to equity holders of the company	2,381		1,087	+119.0%

Plus material impacts of accounting treatment of business combinations:

- elimination of expense arising from workdown of acquired inventories remeasured at fair value, net of tax	6		171

- elimination of amortization and impairment of intangible assets, net of tax (portion attributable to equity holders of the company)	1,460		1,252

- elimination of charges arising from the impact of acquisitions on associates (workdown of acquired inventories, amortization and impairment of intangible assets and impairment of goodwill)	64	*	61

- elimination of impairment losses charged against goodwill	-		-

Elimination of acquisition-related integration and restructuring costs, net of tax	53		397

Adjusted net income (1)	3,964		2,968	+33.6%

Adjusted earnings per share (1) (in euros)	2.95		2.22	+32.9%
*	Includes €7 million relating to the acquisition of Zentiva

Consolidated financial statements:

During the six months ended June 30, 2006, sanofi-aventis generated net sales of €14,116 million, an advance of 7.7% relative to the first half of 2005 on a reported basis and 4.5% on a comparable basis (excluding the impact of exchange rate movements and changes in Group structure, see the definition in the Appendix). Excluding the impact of the introduction of generics of four products (Allegra®, Amaryl®, Arava® and DDAVP® in the United States between July and October 2005) (2), comparable-basis growth would have reached 10.5%.

Net sales for the pharmaceuticals business for the period were €13,036 million, an increase of 5.1% on a reported basis and 2.1% on a comparable basis. Sales for the period were affected by the full impact of competition from generics for some sanofi-aventis products, especially in the United States, and by the impact of healthcare system reforms in France and Germany. Sanofi-aventis obtained an approvable letter for rimonabant from the U.S. Food and Drug Administration (FDA) and marketing approval for the same product in the European Union. This paved the way for the first-ever launch of Acomplia®, which took place in the United Kingdom at the end of June 2006 (see section 2.1).

[1]	See definition in the Appendix
[2]	i.e. excluding net sales of these 4 products in the United States

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The period also saw strong growth in net sales for the vaccines business, which rose by 53.8% on a reported basis and 44.4% on a comparable basis. This was partly due to the success of the recent U.S. launches of three highly-innovative new products: Menactra® (March 2005), Adacel® (July 2005) and Decavac® (January 2005). Sales recorded during the period under contracts signed with the French and U.S. governments in 2005 on H5N1 pandemic influenza vaccines amounted to €133 million.

The split of 2006 first-half net sales by region shows a balanced geographical spread, with 44.1% of net sales generated in Europe, 34.3% in the United States, and 21.6% in Other Countries, the region that reported the strongest growth (up 10.8% on a comparable basis).

“Operating income – current” for the six months ended June 30, 2006 was €2,932 million, against €2,210 million for the comparable period of 2005. This growth was achieved:

-

thanks to an improvement in the gross margin ratio (77.9%, versus 76.0% for the first half of 2005), driven by an increase in “Other revenues” and a reduction in the charge arising from the workdown of acquired Aventis inventories remeasured at fair value;

-	with a 12.7% rise in research and development expenses, reflecting increased phase III clinical trials activity in pharmaceuticals and greater R&D activity in vaccines;
-

with only limited growth in selling expenses, due largely to the withdrawal of support from products now subject to competition from generics, and with an overall decline in general expenses during the period.

Other operating income and expenses showed net income of €520 million (including €553 million of pre-tax gains on disposals, of which €460 million related to Exubera®), compared with €7 million in the first half of 2005.

Net income attributable to equity holders of the company for the first half of 2006 totaled €2,381 million, against €1,087 million for the first half of 2005. Consolidated earnings per share (EPS) was €1.77, compared with €0.81 for the first half of 2005 (based on an average number of shares outstanding of 1,345.2 million for the first half of 2006 and 1,335.1 million for the first half of 2005).

Adjusted net income (1) (unaudited):

Adjusted net income for the six months ended June 30, 2006 was €3,964 million, 33.6% up on the comparable period of 2005. A reconciliation of net income attributable to equity holders of the company to adjusted net income for the first half of 2005 and 2006 is provided above.

Adjusted EPS was €2.95, 32.9% higher than the 2005 first-half figure.

Definitions of our financial indicators are provided in the Appendix. Unless otherwise stated, all financial information in this Management Report is presented in accordance with International Financial Reporting Standards (IFRS).

[1]	See definition in the Appendix

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2. Significant events of the first half of 2006

2.1. Pharmaceuticals

The first half of 2006 saw the publication of results from numerous clinical trials of sanofi-aventis molecules and products: xaliprodene (XENOX, January), rimonabant (RIO-North America, February), Plavix® (CHARISMA, March), Lovenox® (ExTRACT-TIMI 25, March), Lantus® (LANMET, April), Eloxatine® and Taxotere® (June), Lantus® (APOLLO, June), and a combination therapy involving Apidra® and Lantus® (June).

Developments relating to filings for marketing approval with the European and U.S. healthcare authorities, and to the launch of new products, were as follows:

• In January 2006, sanofi-aventis received a written request from the U.S. Food and Drug Administration (FDA) for pediatric studies for zolpidem (Ambien®). Sanofi-aventis has begun the studies requested by the FDA, with a view to obtaining a pediatric extension for the product in the United States.

• In January 2006, the FDA granted a priority review to the antiplatelet agent Plavix® (clopidogrel) in a new indication in acute myocardial infarction. A filing for the same indication has also been submitted to the European Medicines Agency (EMEA). On July 28, 2006, the CHPM of the EMEA has issued a positive opinion to extend Plavix® indication to patients suffering from ST-segment elevation acute myocardial infarction and who are eligible for thrombolytic therapy.

• In February 2006, sanofi-aventis received an approvable letter from the FDA for rimonabant for weight management and a non-approvable letter for smoking cessation.

• In February 2006, it was announced that Apidra® (rDNA origin insulin glulisine injection), a new mealtime insulin analog, had become available on prescription in the United States for the control of hyperglycemia in adult patients with type 1 and type 2 diabetes.

• In March 2006, the FDA approved Taxotere® (docetaxel) in combination with cisplatin and 5-fluorouracil for the treatment of patients with metastatic stomach cancer, including cancer of the gastro-esophageal junction, who have not received prior chemotherapy for their metastatic disease. Also in March 2006, a positive opinion was received from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) for the same indication of Taxotere® in Europe.

• In June 2006, sanofi-aventis received authorization from the European Commission to market Acomplia® (rimonabant 20 mg per day) in all 25 European Union member states, as an adjunct to diet and exercise in the treatment of obese or overweight patients with associated risk factors, such as type 2 diabetes or dyslipidemia. Acomplia® was initially launched in the United Kingdom at the end of June. The CHMP had issued a positive opinion for Acomplia® in this indication in April, but has not issued a positive opinion for Acomplia® in smoking cessation.

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Developments relating to the expansion of our presence in Japan:

• In April 2006, sanofi-aventis announced that it had agreed with Astellas Pharma Inc. to accelerate the transfer of all rights to rimonabant in Japan from a joint venture between the two companies to sanofi-aventis. The transfer became effective in June 2006. Rimonabant is currently in phase II B in Japan.

• In May 2006, sanofi-aventis announced the launch of its antiplatelet agent Plavix® in Japan for the reduction of recurrence in patients after ischemic cerebrovascular disorder (excluding cardiogenic cerebro-embolism). The launch followed the granting of marketing authorization in January 2006. Clinical trials are currently being conducted in Japan to extend the use of Plavix® to the prevention of acute coronary syndrome.

Developments relating to the defense of sanofi-aventis products:

• On March 21, 2006, sanofi-aventis and Bristol-Myers Squibb (the “Companies”) announced that they had reached an agreement subject to certain conditions with Apotex Inc. and Apotex Corp. (“Apotex”) to settle the patent infringement lawsuit pending between the parties in the U.S. District Court for the Southern District of New York. The lawsuit relates to the validity of a composition of matter patent for clopidogrel bisulfate (the ‘265 patent), a medicine made available in the United States by the Companies as Plavix®.

Under the terms of the settlement as initially proposed, sanofi-aventis was to grant Apotex a royalty-bearing license under the ‘265 patent to manufacture and sell its FDA-approved clopidogrel bisulfate product in the United States, and Apotex was to agree not to sell a clopidogrel product in the United States until the effective date of the license. The license was to be effective on September 17, 2011, with the possibility of an effective date earlier in 2011 if sanofi-aventis did not receive an extension of exclusivity for pediatric use under the ‘265 patent. If a third party obtained a final decision that the ‘265 patent is invalid or unenforceable, under certain circumstances, the license to Apotex was to become effective earlier. The agreement included other provisions and was subject to conditions, including antitrust review and clearance by the Federal Trade Commission (“FTC”) and state attorneys general.

On June 25, 2006 the Companies and Apotex announced that, in response to concerns raised by the FTC and state attorneys general to the settlement as initially proposed, the Companies and Apotex had amended the agreement. Among other revisions, under the terms of the modified agreement, Apotex’s license to manufacture and sell its FDA approved clopidogrel bisulfate product in the United States was to be effective on June 1, 2011, rather than September 17, 2011.

On July 28, 2006, sanofi-aventis learned that the agreement, as amended, had failed to receive required antitrust clearance from the state attorneys general. When sanofi-aventis and Bristol-Myers Squibb initially announced the settlement on March 21, 2006, the Companies said that there was a significant risk that the required antitrust clearance would not be obtained.

The FTC has not yet advised the Companies of its decision. However, the agreement required the approval of both the FTC and the state attorneys general to become effective. The originally scheduled trial date for the litigation between Apotex and the Companies had been suspended pending possible finalization of the proposed settlement. A new trial date has not yet been established. As previously disclosed, sanofi-aventis and Bristol-Myers Squibb have filed patent infringement claims against three other generic pharmaceutical companies with respect to the ‘265 patent.

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Sanofi-aventis has also learned that the Antitrust Division of the United States Department of Justice is conducting a criminal investigation regarding the proposed settlement and has received grand jury subpoenas seeking the production of documents. Sanofi-aventis intends to provide all information required in response to this investigation. It is not possible at this time reasonably to assess the outcome of the investigation or its impact on sanofi-aventis.

It is also not possible at this time reasonably to assess the outcome of the Plavix® litigation, including the Apotex matter, or the timing of potential generic competition for Plavix®. Apotex announced in January 2006 that it had received final approval of its ANDA for clopidogrel bisulfate from the FDA. As a result, Apotex could launch a generic clopidogrel product at their risk.

Under the terms of the agreement, Apotex may be eligible to receive a reimbursement payment from the Companies for certain short dated inventories of Apotex’s clopidogrel bisulfate product, the amount, if any, of which has not been quantified. Any payment to Apotex will be paid 50% by sanofi-aventis and 50% by Bristol-Myers Squibb. As previously disclosed, sanofi-aventis recorded reserves in the amount of $20 million in the first quarter of this year.

It also is not possible reasonably to estimate the impact of the Plavix® litigation on sanofi-aventis. However, a loss of market exclusivity of Plavix® and the subsequent development of generic competition would be material to sales of Plavix® and sanofi-aventis’s results of operations and cash flows, and could be material to sanofi-aventis’s financial condition and liquidity.

The Companies intend to vigorously pursue enforcement of their patent rights in Plavix®.

The foregoing summary contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Although sanofi-aventis’ management believes that the assumptions reflected in these statements and their underlying assumptions are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These factors include risks that may arise from the Department of Justice’s criminal investigation as well as risks and uncertainties discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

• On April 10, 2006, sanofi-aventis announced that the U.S. Court of Appeals for the Federal Circuit had ruled in its favor, reversing a prior decision of the U.S. District Court for the Central District of California in the patent infringement suit brought by sanofi-aventis against Amphastar and Teva in the United States in respect of Lovenox® (enoxaparin sodium). As a result of the Court of Appeals ruling, the case will be returned to the U.S. District Court, where it will proceed on the substantive issues of the infringement, validity and enforceability of the Lovenox® reissue patent (RE 38,743).

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Other developments:

• In January 2006, sanofi-aventis announced the signature of an agreement with Pfizer to sell its rights to Exubera®, an inhaled human insulin, under the change of control clause included in the terms of the 1998 alliance between Aventis and Pfizer. Under the terms of the agreement, sanofi-aventis sold Pfizer its share in the worldwide rights for the development, manufacture and marketing of Exubera®, along with its interest in the Diabel joint venture, for US $1.3 billion (net of German local taxes).

• In March 2006, sanofi-aventis announced that it had acquired a 24.876% interest in Zentiva, thereby becoming the company’s principal shareholder. Members of Zentiva’s management, who own approximately 5.86% of the company following the deal, signed a shareholders’ agreement with sanofi-aventis. Zentiva is an international pharmaceuticals company that develops, manufactures and markets low-cost branded pharmaceutical products. The company has very strong positions in the Czech Republic, Slovakia and Romania, and is expanding rapidly in Poland, Russia and the Baltic states.

• In June 2006, sanofi-aventis announced that the U.S. prescribing information for its antibiotic Ketek® (telithromycin) had been revised after discussion with the FDA, in order to provide healthcare professionals and patients with updated information about adverse events reported in connection with the use of the product. The changes were reviewed and agreed to by the FDA. At the start of June, sanofi-aventis voluntarily paused enrollment of its Ketek® pediatric clinical trials. This pause is to allow sanofi-aventis to confirm that the current program remains consistent with the FDA’s current thinking on the design of pediatric trials. It is important to note that this pause was not due to any safety reason involving patients enrolled in these trials.

2.2. Human Vaccines

The main events of the first half for the Vaccines business related to the H5N1 pandemic influenza vaccine candidate:

• During the first half of 2006, sanofi-aventis generated $150 million in sales from supplying H5N1 pandemic influenza vaccines to the U.S. government.

• A study published online by The Lancet in May 2006 demonstrated that multiple dosage formulations of the H5N1 pandemic influenza vaccine candidate developed by sanofi pasteur were well tolerated and generated an immune response, with and without adjuvant.

2.3. Other significant events

• On May 31, 2006, the Combined General Meeting of sanofi-aventis shareholders approved the payment of a net dividend of €1.52 per share, with a payment date of June 7, 2006.

The meeting also appointed Gérard Le Fur, Senior Executive Vice-President, to serve as a Director for a term of four years.

At the meeting, the Chairman, Jean-François Dehecq, indicated that he would propose to the Board of Directors that the office of Chairman of the Board of Directors and the office of Chief Executive Officer be separated, as provided for in the Bylaws of sanofi-aventis, with effect from January 1, 2007. He also indicated that he would propose to the Board of Directors that Gérard Le Fur be appointed as Chief Executive Officer. The meeting also resolved to set an age limit of 70 for the Chairman of the Board of Directors.

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3. Consolidated financial statements for the first half of 2006

3.1. Consolidated results for the first half of 2006

The table below shows the main components of net income attributable to equity holders of the company for the six months ended June 30, 2006 and June 30, 2005:

(IFRS)	First half of 2006 consolidated		First half of 2005 consolidated
(€ million)		as % of net sales		as % of net sales

Net sales	14,116	100.0%	13,104	100.0%

Other revenues	647	4.6%	548	4.2%

Cost of sales	(3,768)	(26.7)%	(3,690)	(28.2)%

Gross profit	10,995	77.9%	9,962	76.0%

Research and development expenses	(2,144)	(15.2)%	(1,902)	(14.5)%

Selling and general expenses	(4,061)	(28.8)%	(3,949)	(30.1)%

Other current operating income	200	1.4%	133	1.0%

Other current operating expenses	(60)	(0.4)%	(64)	(0.5)%

Amortization of intangibles	(1,998)	(14.1)%	(1,970)	(15.0)%

Operating income – current	2,932	20.8%	2,210	16.9%

Restructuring costs	(81)	(0.6)%	(638)	(4.9)%

Impairment of property, plant & equipment and intangibles	(380)	(2.7)%	(106)	(0.8)%

Other operating income and expenses	520	3.7%	7	-

Operating income	2,991	21.2%	1,473	11.2%

Financial expenses	(280)	(2.0)%	(305)	(2.3)%

Financial income	187	1.3%	100	0.8%

Income before tax and associates	2,898	20.5%	1,268	9.7%

Income tax expenses	(652)	(4.6)%	(232)	(1.8)%

Share of profit/(loss) of associates	325	2.3%	208	1.6%

Net income	2,571	18.2%	1,244	9.5%

Attributable to minority interests	190	1.3%	157	1.2%

Attributable to equity holders of the company	2,381	16.9%	1,087	8.3%

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3.1.1. Net sales

Net sales reported by sanofi-aventis comprise net sales generated by the pharmaceuticals business and net sales generated by the human vaccines business.

In the first half of 2006, sanofi-aventis recorded net sales of €14,116 million, a rise of 4.5% on a comparable basis. Exchange rate movements (mainly related to the U.S. dollar) had a favorable effect of 4.0 points, and changes in Group structure a negative effect of 0.8 of a point. After allowing for these impacts, reported-basis growth was 7.7%.

Reconciliation of 2005 first-half reported net sales to comparable net sales:

(€ million)	H1 2005
2005 first-half reported net sales	13,104

Impact of changes in Group structure	(90)

Impact of exchange rates	498

2005 first-half comparable net sales	13,512

3.1.1.1. Net sales by business segment

3.1.1.1.a. Pharmaceuticals

First-half net sales for the pharmaceuticals business reached €13,036 million, a rise of 2.1% on a comparable basis and 5.1% on a reported basis.

Net sales of the top 15 products advanced by 6.7% on a comparable basis to €8,647 million, representing 66.3% of pharmaceuticals net sales compared with 63.5% for the same period in 2005. Excluding the impact of the introduction of generics of Allegra® and Amaryl® in the United States (i.e. excluding U.S. net sales of these two products), the top 15 products would have achieved first-half growth of 15.2% on a comparable basis.

First-half net sales of other pharmaceutical products were down 5.8% on a comparable basis at €4,389 million. There were two main reasons for this fall:

- Since the second half of 2005, DDAVP® and Arava® have been affected by the launch of generics in the United States. Excluding the effect of these generics (i.e. excluding U.S. net sales of these two products), the drop in net sales of other pharmaceutical products would have been 2.7%.

- Sales were also hit hard by healthcare system reforms in France and Germany.

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(€ million)					% change
Product	Indications	H1 2006	H1 2005 reported	H1 2005 comparable	Reported basis	Comparable basis
Lovenox®	Thrombosis	1,238	1,020	1,074	+21.4%	+15.3%
Plavix®	Atherothrombosis	1,145	974	988	+17.6%	+15.9%
Stilnox®/Ambien®/Ambien CR™	Insomnia	908	670	711	+35.5%	+27.7%
Taxotere®	Breast cancer, lung cancer, prostate cancer	886	764	798	+16.0%	+11.0%

Eloxatine®	Colorectal cancer	874	719	752	+21.6%	+16.2%
Lantus®	Diabetes	803	544	570	+47.6%	+40.9%
Copaxone®	Multiple sclerosis	534	406	428	+31.5%	+24.8%
Aprovel®	Hypertension	498	436	444	+14.2%	+12.2%
Delix®/Tritace®	Hypertension	483	464	485	+4.1%	-0.4%
Allegra®	Allergic rhinitis	369	818	866	-54.9%	-57.4%
Amaryl®	Diabetes	240	347	358	-30.8%	-33.0%
Xatral®	Benign prostatic hyperplasia	186	157	161	+18.5%	+15.5%
Actonel®	Osteoporosis, Paget’s disease	180	176	157	+2.3%	+14.6%
Depakine®	Epilepsy	154	157	160	-1.9%	-3.8%
Nasacort®	Allergic rhinitis	149	141	151	+5.7%	-1.3%

Sub-total: top 15 products		8,647	7,793	8,103	+11.0%	+6.7%

Other pharmaceutical products		4,389	4,609	4,661	-4.8%	-5.8%

Total Pharmaceuticals		13,036	12,402	12,764	+5.1%	+2.1%

First-half net sales of Lovenox®, the leading low molecular weight heparin on the market, were €1,238 million, a rise of 15.3% on a comparable basis. Growth of the product continues to be driven by its increasing use in medical prophylaxis.

Net sales of Ambien®/Ambien CR™ in the United States rose by 32.8% on a comparable basis to €817 million. This growth reflects a 10.8% increase in total prescriptions (TRx) during the first half (source: IMS NPA 3 channels – Q2 2006), a favorable price effect, and the low level of net sales in the second quarter of 2005. To end June, prescriptions of Ambien CR™ represented about 23% of prescriptions of Ambien® brand products.

In Japan, developed sales of Myslee® reached €54 million, up 12.8% on a comparable basis.

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Taxotere® recorded net sales of €886 million, up 11.0% on a comparable basis. Once again, the product posted an excellent performance in Europe and Other Countries. In the United States, despite a tough competitive environment, the product continues to gain market share in adjuvant and metastatic breast cancer treatment. In March 2006, Taxotere® was approved in the United States for advanced stage stomach cancer in association with the standard treatment (cisplatin and 5-fluorouracile), and received a positive opinion from the CHMP in Europe in the same indication. The FDA and EMEA are currently reviewing filings for approval of Taxotere® as a neoadjuvant treatment for head and neck cancer.

Key trial results were presented at the 42nd annual meeting of the American Society of Clinical Oncology (ASCO) in June 2006 on the use of Taxotere® (docetaxel) regimens in the treatment of non small cell lung cancer, head and neck cancer and metastatic breast cancer, and as an adjuvant breast cancer treatment.

Net sales of Eloxatine® came to €874 million, up 16.2% on a comparable basis. Conversion to the ready to use solution is complete in France and the United States, and in progress in various European countries.

Key results were presented at the 42nd annual meeting of the American Society of Clinical Oncology (ASCO) in June 2006 from three studies evaluating Eloxatine® (oxaliplatin) in various gastrointestinal tumor types (colorectal, pancreatic and gastric cancers).

To boost its portfolio in oncology, on July 3, 2006 sanofi-aventis announced it had signed an agreement with the Japanese pharmaceutical company Taiho giving sanofi-aventis the rights to develop and market an oral anticancer agent, S-1, a proprietary product from Taiho. Sanofi-aventis will lead the development and marketing of the product worldwide except in Japan and some other Asian countries. Taiho will be involved in the development of the product and will have the option of participating in the promotion of the product in any country in which sanofi-aventis markets it.

Lantus®, the world’s leading insulin brand, continues to record excellent performances, with first-half net sales up 40.9% on a comparable basis at €803 million.

The results of a new study (APOLLO) were presented to the Annual Scientific Session of the American Diabetes Association (ADA) in June 2006 demonstrating that in patients with type 2 diabetes who had failed on oral therapy alone, the long-acting insulin Lantus® (insulin glargine, rDNA origin) administered once-daily in combination with oral antidiabetes drugs (OADs) is as effective and with less hypoglycemia than the short-acting insulin lispro in combination with OADs.

The results of another study were also presented to the ADA, demonstrating that a simple algorithm to adjust mealtime insulin based on pre-meal glucose patterns is just as effective as the more complex carbohydrate counting method – a standard technique that many diabetes patients find difficult to use. The new algorithm may provide patients with an easier method to dose their mealtime insulin therapy.

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The table below shows the geographical split of sales of the top 15 pharmaceutical products in the first half of 2006:

(€ million)	Europe		United States		Other Countries
Product		Change on a comparable basis		Change on a comparable basis		Change on a comparable basis
Lovenox®	351	+7.3%	765	+19.0%	122	+17.3%

Plavix®	811	+13.6%	110	+4.8%	224	+32.5%

Stilnox®/Ambien®/Ambien CRTM	48	-11.1%	817	+32.8%	43	+2.4%

Taxotere®	362	+20.3%	360	+1.1%	164	+16.3%

Eloxatine®	296	+12.5%	496	+14.3%	82	+49.1%

Lantus®	255	+32.8%	485	+41.4%	63	+80.0%

Copaxone®	136	+22.5%	370	+27.1%	28	+7.7%

Aprovel®	398	+10.6%	-	-	100	+19.0%

Delix®/Tritace®	270	-6.3%	10	+150.0%	203	+5.2%

Allegra®	33	+0.0%	194	-70.4%	142	-20.2%

Amaryl®	103	-19.5%	8	-93.1%	129	+13.2%

Xatral®	120	+2.6%	42	+82.6%	24	+14.3%

Actonel®	128	+14.3%	-	-	52	+15.6%

Depakine®	106	-9.4%	-	-	48	+11.6%

Nasacort®	24	+9.1%	110	-3.5%	15	+0.0%

3.1.1.1.b. Human Vaccines

Net sales for the human vaccines business for the first half of 2006 were €1,080 million, up 44.4% on a comparable basis. Sales of H5N1 vaccines amounting to $150 million were recorded in the United States in the second quarter under the contract signed with the U.S. Department of Health and Human Services.

Menactra®, on sale in the United States since March 2005, achieved first-half net sales of €119 million. Net sales of Adacel® (adult tetanus-diphtheria-whooping cough-Tdap booster), launched in the United States in July 2005, were €78 million, helped by an extension of the vaccination recommendations issued by the Advisory Committee on Immunization Practices (ACIP) in the fourth quarter of 2005.

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(€ million)	H1 2006	H1 2005 reported	H1 2005 comparable	Change on a reported basis	Change on a comparable basis
Polio/Whooping Cough/Hib Vaccines	320	258	277	+24.0%	+15.5%

Adult Booster Vaccines	178	121	130	+47.1%	+36.9%

Influenza Vaccines	224	64	68	+250.0%	+229.4%

Travel Vaccines	124	80	84	+55.0%	+47.6%

Meningitis/Pneumonia Vaccines	151	98	103	+54.1%	+46.6%

Other Vaccines	83	81	86	+2.5%	-3.5%

Total Human Vaccines	1,080	702	748	+53.8%	+44.4%

Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, generated 2006 first-half sales of €287 million, an increase of 1.9% on a reported basis. Excluding Hexavac®, sales of which were suspended by the EMEA in September 2005, Sanofi Pasteur MSD would have posted sales growth of 21.8% on a reported basis.

During the second quarter, two vaccines from Merck & Co, which are to be marketed by Sanofi Pasteur MSD, were approved by the European authorities:

- The frozen form of Zostavax®, a vaccine against herpes zoster (shingles) and herpes zoster related postherpetic neuralgia, was approved in May; application for approval of a refrigerated form is to be submitted in the second half of 2006.

- Rotateq® was approved in June for the prevention of pediatric rotavirus gastroentiritis.

On July 28th, Gardasil® (a product from Merck & Co) obtained a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) for use in the prevention of cervical carcinoma, high grade cervical dysplasia (CIN2/3), high grade vulvar dysplastic lesions (VIN2/3) and external genital warts caused by Human Papillomavirus types 6, 11, 16 and 18.

The sales recorded by Sanofi Pasteur MSD are not included in the consolidated net sales reported by sanofi-aventis.

3.1.1.2. Net sales by geographical region

(€ million)	H1 2006	H1 2005 reported	H1 2005 comparable	Change on a reported basis	Change on a comparable basis
Europe	6,230	6,075	6,065	+2.6%	+2.7%

United States	4,841	4,404	4,698	+9.9%	+3.0%

Other Countries	3,045	2,625	2,749	+16.0%	+10.8%
Total	14,116	13,104	13,512	+7.7%	+4.5%

In Europe, net sales rose by 2.7% on a comparable basis in the first half of 2006, with growth seriously affected by healthcare system reforms in France and also in Germany.

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Sales in the United States were affected by competition from generics of four products (Allegra®, Amaryl®, Arava® and DDAVP®). First-half comparable-basis growth was 3.0%; excluding net sales of these four products, comparable-basis growth would have been 22.9%.

Growth in Other Countries reached 10.8% on a comparable basis in the first half, with Latin America and Asia continuing to post strong growth. The first quarter of 2006 was boosted by an exceptional season in influenza vaccines.

3.1.1.3. Developed sales

Developed sales(1), which give an indication of the overall presence of sanofi-aventis products in the market, amounted to €16,101 million in the first half of 2006, an increase of 6.4% on a comparable basis.

Reconciliation of comparable-basis net sales to comparable-basis developed sales:

(€ million)	H1 2006	H1 2005
Comparable-basis net sales	14,116	13,512

Non-consolidated sales of Plavix®/Iscover®, net of sales of product to Bristol-Myers Squibb	1,575	1,282

Non-consolidated sales of Aprovel®/Avapro®/Karvea®, net of sales of product to Bristol-Myers Squibb	366	310

Non-consolidated sales of Stilnox®/Myslee®, net of sales of product to Fujisawa	44	34
Comparable-basis developed sales	16,101	15,138

Developed sales of Plavix®/Iscover®

(€ million)	H1 2006	H1 2005 comparable	Change on a comparable basis
Europe	859	758	+13.3%

United States	1,517	1,226	+23.7%

Other Countries	344	286	+20.3%
Total	2,720	2,270	+19.8%

First-half developed sales of Plavix® were €2,720 million, up 19.8% on a comparable basis.

In the United States, where product sales were lifted by the launch late in 2005 of a new promotional campaign aimed at general practitioners and a stepping-up of product promotion in hospitals, growth in total prescriptions (TRx) remained strong at 13.7% in the first half (source: IMS NPA 3 channels – Q2 2006).

In Europe, net sales of Plavix® reached €859 million, a rise of 13.3% on a comparable basis.

The launch of Plavix® in Japan as a treatment for the reduction of recurrence after ischemic cerebrovascular disorder went ahead as expected in early May 2006.

[1]	See definition in the Appendix

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On July 28, the CHPM has issued a positive opinion to extend Plavix® indication to patients suffering from ST-segment elevation acute myocardial infarction and who are eligible for thrombolytic therapy. The FDA is currently reviewing this indication.

Developed sales of Aprovel®/Avapro®/Karvea®

(€ million)	H1 2006	H1 2005 comparable	Change on a comparable basis
Europe	435	388	+12.1%

United States	252	211	+19.4%

Other Countries	177	155	+14.2%
Total	864	754	+14.6%

Developed sales of Aprovel® came to €864 million, up 14.6% on a comparable basis.

In the United States, the product recorded net sales growth of 19.4% on a comparable basis. Total prescriptions (TRx) rose by 5.1% in the first half (source: IMS NPA 3 channels – Q2 2006).

3.1.2. Other revenues

Other revenues, mainly comprising royalty income under licensing agreements contracted in connection with ongoing operations, totaled €647 million, against €548 million in the first half of 2005. The increase was mainly due to higher revenues from the worldwide alliance with Bristol-Myers Squibb (BMS) on Plavix® and Aprovel®, which came to €426 million as opposed to €346 million in the first half of 2005.

3.1.3. Gross profit

Gross profit was €10,995 million for the six months to June 30, 2006, giving a gross margin ratio of 77.9%, compared with €9,962 million (gross margin: 76.0%) in the first half of 2005.

The 1.9-point improvement in the gross margin ratio was due partly to the rise in “Other revenues” (positive effect: 0.4 of a point) and partly to a better ratio of cost of sales to net sales (positive effect: 1.5 points). Despite the unfavorable effect of generics of Allegra®, Amaryl®, Arava® and DDAVP® in the United States, sanofi-aventis was able to improve the cost of sales ratio thanks to a reduction in the charge arising from the workdown of acquired Aventis inventories remeasured at fair value (€10 million before tax in the six months to June 30, 2006, compared with €272 million in the comparable period of 2005).

In the first half of 2006, sanofi-aventis recognized royalty expenses of €44 million under the worldwide alliance with Bristol-Myers Squibb (BMS) on Plavix® and Aprovel®, compared with €37 million in the first half of 2005.

3.1.4. Research and development expenses

Research and development expenses were €2,144 million (15.2% of net sales), against €1,902 million (14.5% of net sales) in the first half of 2005.

This rise reflects increasing Phase III clinical trials activity in pharmaceuticals and greater investment in R&D in the vaccines business.

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Sanofi-aventis continued to invest in R&D in its seven fields of expertise (cardiovascular, thrombosis, oncology, central nervous system, internal medicine, metabolic disorders and vaccines). New programs were launched during the first six months of 2006, especially on rimonabant, eplivanserin, SR58611, Plavix®, saredutant and biotinyl idraparinux.

3.1.5. Selling and general expenses

Selling and general expenses came to €4,061 million, 2.8% up on the 2005 first-half figure of €3,949 million. They represented 28.8% of net sales, against 30.1% in the first half of 2005.

In the first half of 2006, the rise in selling expenses was limited, largely due to the withdrawal of support from products now facing competition from generics, while general expenses fell.

3.1.6. Other current operating income and expenses

Net other current operating income for the six months ended June 30, 2006 was €140 million, compared with €69 million in the first half of 2005.

Other current operating income mainly comprises the share of profits from the alliances with Procter & Gamble Pharmaceuticals (P&G) on the worldwide development and marketing of Actonel® (excluding Japan), and the income generated by the agreement with Prasco on the marketing of generics authorized by sanofi-aventis in the United States. Other current operating income for the six months ended June 30, 2006 was €200 million, an increase of 50.4% on the 2005 first-half figure of €133 million.

Other current operating expenses mainly comprise the share of profits to which our partners are entitled under product marketing agreements, primarily in Europe and Japan, and totaled €60 million in the first half of 2006 compared with €64 million in the first half of 2005.

3.1.7. Amortization of intangibles

Amortization of intangibles charged to income in the six months ended June 30, 2006 came to €1,998 million, compared with €1,970 million in the comparable period of 2005. The charge mainly relates to Aventis intangible assets remeasured at fair value on acquisition.

3.1.8. Operating income – current

“Operating income – current” for the first half of 2006 was €2,932 million, against €2,210 million for the first half of 2005. The increase was mainly due to the rise in gross profit.

The table below shows comparatives for “Operating income – current’ by segment for the six months ended June 30, 2006 and June 30, 2005:

(€ million)	H1 2006	H1 2005
Pharmaceuticals	2,765	2,343

Vaccines	167	(133)
Total Operating income – current	2,932	2,210

3.1.9. Restructuring costs

Restructuring costs for the first half of 2006 were €81 million, compared with €638 million in the first half of 2005. Most of these costs relate to the restructuring of the Group following the acquisition of Aventis: early retirement benefits, compensation for early termination of contracts, software discontinuation costs, and other restructuring costs.

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3.1.10. Impairment of property, plant & equipment and intangibles

Impairment losses charged against property, plant and equipment and intangible assets totaled €380 million in the first half of 2006, against €106 million in the first half of 2005. This line reflects the loss in value of intangible assets identified as a result of impairment tests; in the six months to June 30, 2006, it relates mainly to the antibiotic Ketek® following the revision of the product’s prescribing information in the United States.

3.1.11. Other operating income and expenses

Net other operating income for the first half of 2006 was €520 million, against €7 million for the first half of 2005. In 2006, this line included €553 million of gains on disposals, including the pre-tax gain of €460 million on the sale of Exubera® to Pfizer and a €45 million gain on the sale of the residual 30% interest in an Animal Nutrition business. In 2005, this line included €6 million of gains on disposal.

3.1.12. Operating income

As a result of the various factors described above, 2006 first-half operating income amounted to €2,991 million, compared with €1,473 million for the first half of 2005.

3.1.13. Financial income and expenses

Net financial expense came to €93 million, against €205 million in the first half of 2005.

The sharp fall in net financial expense was mainly attributable to a reduction in debt due to the cash flow generated by the Group. Interest expense on debt amounted to €158 million, compared with €238 million in the first half of 2005.

Net financial expense was also reduced thanks to gains on financial instruments (€42 million, against €10 million in the first half of 2005) and foreign exchange gains (€52 million, versus €38 million in the first half of 2005).

3.1.14. Income before tax and associates

Income before tax and associates for the six months to June 30, 2006 was €2,898 million, compared with €1,268 million in the comparable period of 2005.

3.1.15. Income tax expenses

Income tax expenses for the first half of 2006 were €652 million, against €232 million for the first half of 2005.

The 2006 first-half figure includes the Group’s share of the tax arising on the gain generated by the disposal of Exubera®.

3.1.16. Share of profit/loss of associates

The share of profit from associates was €325 million, against €208 million in the first half of 2005. The rise in this item was due to strong growth in the Group’s share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€252 million, versus €183 million in the first half of 2005), and to an increased contribution from the 50% stake in Merial.

3.1.17. Net income

Net income (before minority interests) for the six months ended June 30, 2006 amounted to €2,571 million, compared with €1,244 million for the six months to June 30, 2005.

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3.1.18. Minority interests

Net income attributable to minority interests for the six months ended June 30, 2006 totaled €190 million, against €157 million for the comparable period of 2005. This line includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€182 million, compared with €138 million in the first half of 2005). In 2005, this line also included €20 million attributable to minority shareholders of Hoechst AG, a company which has been wholly owned by sanofi-aventis since July 2005.

3.1.19. Net income attributable to equity holders of the company

Net income attributable to equity holders of the company for the six months to June 30, 2006 was €2,381 million, against €1,087 million for the comparable period of 2005.

Earnings per share was €1.77, against €0.81 for the first half of 2005, based on an average number of shares outstanding of 1,345.2 million in the first half of 2006 and 1,335.1 million in the first half of 2005.

The table below shows comparatives for net income attributable to equity holders of the company by business segment for the six months to June 30, 2006 and June 30, 2005:

(€ million)	H1 2006	H1 2005
Pharmaceuticals	2,282	1,188

Vaccines	99	(101)
Total net income attributable to equity holders of the company	2,381	1,087

3.2. Adjusted net income (unaudited)

Refer to the Appendix (section 5.3) for a definition of adjusted net income, and to section 1 (“Introduction and key figures for the first half of 2006”) for a reconciliation of net income attributable to equity holders of the company to adjusted net income.

Adjusted net income for the six months to June 30, 2006 was €3,964 million, 33.6% higher than the 2005 first-half figure of €2,968 million; it represented 28.1% of net sales, compared with 22.6% for the first half of 2005.

The table below shows comparatives for adjusted net income by business segment for the six months ended June 30, 2006 and June 30, 2005:

(€ million)	H1 2006	H1 2005
Pharmaceuticals	3,757	2,879

Vaccines	207	89
Total adjusted net income (1)	3,964	2,968

[1]	See definition in the Appendix

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Sanofi-aventis also reports adjusted earnings per share, a non-GAAP financial measure which we define as adjusted net income divided by the weighted average number of shares outstanding.

Adjusted earnings per share came to €2.95, up 32.9% on the 2005 first-half figure of €2.22, based on an average number of shares outstanding of 1,345.2 million in the first half of 2006 and 1,335.1 million in the first half of 2005.

3.3. Consolidated statement of cash flows

Net cash provided by operating activities in the first half of 2006 amounted to €2,964 million, compared with €3,396 million in the first half of 2005.

Operating cash flow before changes in working capital for the six months to June 30, 2006 was €4,040 million, against €3,314 million for the comparable period of 2005. This marked rise reflects growth in the level of net income attributable to equity holders of the company.

Working capital needs increased by €1,076 million during the period, against a reduction of €82 million in the first half of 2005. Operating working capital needs rose at a slightly higher rate than net sales, and cash flow for the period was affected by outflows incurred on restructuring costs provided for in previous periods. In addition, the usual time delay between recognition of income taxes for accounting purposes and payment of income taxes had a favorable effect on working capital needs in the first half of 2005.

Investing activities generated a net cash inflow of €75 million during the first half of 2006, compared with a net cash outflow of €403 million in the first half of 2005.

Acquisitions of property, plant and equipment and intangibles totaled €631 million in the first half of 2006 (versus €507 million in the first half of 2005); these mainly comprised investments in property, plant and equipment, but also included the buyout of Japanese product rights for Plavix® and rimonabant.

Acquisitions of investments in consolidated undertakings came to €497 million, the main item being the 24.9% stake in Zentiva (€433 million).

Proceeds from disposals were €1.2 billion, the main divestment being the Exubera® rights, which were sold to Pfizer for US $1.3 billion (€1.1 billion) net of German local taxes. In the first half of 2005, proceeds from disposals amounted to €116 million.

Net cash outflows from financing activities in the first half of 2006 totaled €3,100 million, compared with net cash outflows of €2,508 million in the first half of 2005. The 2006 figure includes the dividend payout of €2.0 billion (versus €1.6 billion in the first half of 2005). It also includes partial debt repayments of €1.2 billion (net change in short-term and long-term borrowings), compared with €1 billion in the first half of 2005. The principal repayment in the first half of 2006 was a €1.25 billion bond issue, redeemed in April 2006.

After taking account of the impact of exchange rates, there was a net reduction in cash and cash equivalents of €89 million in the first half of 2006, against a €424 million increase in the first half of 2005.

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3.4. Consolidated balance sheet

There has been a change in accounting method relative to 2005 in respect of the accounting treatment of provisions for pensions and other long-term employee benefits. Sanofi-aventis has adopted the option, offered by the amendment to IAS 19, to recognize all actuarial gains and losses under defined-benefit pension plans as a component of equity in the balance sheet. The effects as of December 31, 2005 are a reduction in equity of €509 million (from €46,826 million to €46,317 million); an increase of €796 million in the provision for pensions; and an increase of €287 million in deferred tax assets.

Total assets at June 30, 2006 were €81,528 million, €5,417 million lower than the figure at December 31, 2005 (€86,945 million). Most of the decrease was due to currency movements (principally the U.S. dollar) during the period, which accounted for €2.5 billion of the fall.

The other main balance sheet trends were as follows:

-	Shareholders’ equity stood at €45,127 million at June 30, 2006, against €46,317 million at December 31, 2005. This decrease reflects two contrasting trends:
.

The positive effect of net income attributable to equity holders of the company of €2.4 billion, minus the €2.0 billion dividend payout, and plus (i) items recognized directly in equity of €0.3 billion (primarily the effect of adopting the option allowed under the amendment to IAS 19 to recognize all actuarial gains and losses on employee benefit obligations as a component of shareholders’ equity) and (ii) capital increases totaling €0.2 billion (mainly on the issuance of shares under stock subscription option plans).

.	The negative effect of currency movements, totaling €2.1 billion (€1.8 billion of which related to the U.S. dollar).
-

Goodwill and intangible assets decreased by €4.6 billion, mainly reflecting movements in the U.S. dollar exchange rate and the €2.4 billion of amortization and impairment losses charged against intangible assets during the period.

-

The net deferred tax liability fell by €1.4 billion to €7.4 billion, due mainly to reversals of deferred taxes relating to the amortization and impairment of intangibles and to the effect of exchange rate movements.

-

Consolidated net debt stood at €8.8 billion at June 30, 2006, compared with €9.9 billion at December 31, 2005. We define consolidated net debt as short-term debt plus long-term debt, minus cash and cash equivalents. The gearing ratio was reduced from 21.4% to 19.5%.

At June 30, 2006, sanofi-aventis held 9.3 million of its own shares, netted off shareholders’ equity, representing 0.69% of the share capital. The Board of Directors decided at its meeting of February 23, 2006 to cancel treasury shares representing 3.42% of the share capital as of that date, and 257,248.50 warrants (acquired in the public tender offer for Aventis) giving entitlement to subscribe for 301,986 sanofi-aventis shares. Sanofi-aventis did not repurchase any of its own shares during the first half of 2006.

4. Sanofi-aventis parent company financial statements for the six months ended June 30, 2006 (French GAAP)

The income statement of the sanofi-aventis parent company for the six months ended June 30, 2006, prepared under French generally accepted accounting principles (French GAAP), shows income before tax and exceptional items of €186 million, against €532 million for the six months ended June 30, 2005.

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5. Appendix – Definitions of financial indicators

5.1. Comparable net sales

When we refer to the change in our net sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes in our Group structure (due to acquisitions and divestitures of entities, rights to products and changes in the consolidation percentage for consolidated entities).

For any two periods, we exclude the impact of exchange rates by recalculating net sales for the earlier period on the basis of exchange rates used in the later period.

We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product. If there is a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

5.2. Developed sales

When we refer to “developed sales” of a product, we mean sales consolidated by sanofi-aventis, excluding sales of products to our alliance partners, but including sales not consolidated by sanofi-aventis and made through our alliances with Bristol-Myers Squibb on Plavix®/ Iscover® (clopidogrel) and Aprovel®/ Avapro®/ Karvea® (irbesartan) and Fujisawa on Stilnox®/Myslee® (zolpidem). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market. Only pharmaceutical products originating from sanofi-aventis research and development are included in alliance partner sales for the purposes of calculating developed sales.

5.3. Adjusted net income

“Adjusted net income” is a non-GAAP financial measure, defined as net income attributable to equity holders of the company (determined under IFRS) adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) and (ii) certain acquisition-related restructuring costs. We believe that eliminating these items from net income gives investors a better understanding of our operational performance.

Management uses adjusted net income as an internal performance measure, as a significant factor in determining the variable portion of employee remuneration, and as the basis for determining the dividend policy.

The main adjustments made to eliminate the effects of purchase accounting for acquisitions on net income attributable to equity holders of the company are as follows:

- elimination of the charge arising from the workdown of acquired inventories remeasured at fair value, net of tax;

- elimination of amortization and impairment charged against intangible assets (acquired in-process R&D and acquired product rights), net of tax and minority interests;

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- elimination of expenses due to the effect of acquisitions on associates (workdown of acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill);

- elimination of any impairment losses of the goodwill arising on acquisitions.

We believe that eliminating non-recurring items, such as the increase in cost of sales arising from the workdown of inventories remeasured at fair value, improves comparability between one period and the next.

We also exclude from adjusted net income integration and restructuring costs (net of tax) incurred specifically in connection with acquisitions.

We also report adjusted earnings per share (adjusted EPS), a non-GAAP financial measure which we define as adjusted net income divided by the weighted average number of shares outstanding.

Cautionary statement regarding forward-looking statements

The statements made in this report contain forecasts and forward-looking information that are not historical facts. Although sanofi-aventis management believes that the forecasts and forward-looking information presented, and the assumptions upon which they are based, are realistic as of the date of this report, investors are cautioned that the forecasts, assumptions and forward-looking information in question are subject to various risks and uncertainties, difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed or implied. These risks and uncertainties include those described in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis undertakes no obligation to revise or update information which does not constitute historical facts.

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